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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 8-A


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                          Jan Bell Marketing, Inc.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)


                Delaware                                         59-2290953
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(State of Incorporation or Organization)                     (I.R.S. Employer
                                                             Identification No.)

13801 N.W. 14th Street, Sunrise, Florida                            33323
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(Address of Principal Executive Offices)                          (Zip Code)

 If this Form relates to the registration of a class     If this Form relates to the registration of a class
 of debt securities and is effective upon filing         of debt securities and is to become effective
 pursuant to General Instruction A(c)(1) please check    simultaneously with the effectiveness of a
 the following box. [ ]                                  concurrent registration statement under the
                                                         Securities Act of 1933 pursuant to General
                                                         Instruction A(c)(2) please check the following box.
                                                         [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

                  Title of Each Class                                    Name of Each Exchange on Which
                  to be so Registered                                    Each Class is to be Registered
                 ---------------------                            --------------------------------------------

             Preferred Share Purchase Rights                                 American Stock Exchange
   -------------------------------------------------              --------------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                                      None
--------------------------------------------------------------------------------------------------------------
                                                (Title of Class)

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Item 1.  Description of Registrant's Securities to be Registered.

                 On November 21, 1996, the Board of Directors of Jan Bell Marketing, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.0001 per share (the "Common Shares"), outstanding on December 6, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the "Preferred Shares"), of the Company, at a price of $10.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agent").

                 Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates, the "Distribution Date"), the Rights will be attached to the Common Share certificates, and no separate Rights Certificates (as hereinafter defined) will be distributed.

                 As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and the Right Certificates alone will evidence the Rights.

                 Until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates of Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

                 The Rights are not exercisable until the Distribution Date. The Rights will expire on December 6, 2006 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company as described below.

                 In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its affiliates and associates, will thereafter have the right to receive upon exercise (in lieu of Preferred Shares) that number of

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Common Shares (or, in certain circumstances, cash, a reduction in the Purchase
Price, other securities of the Company, or other assets) having a market value of two times the exercise price of the Right. From and after the date a person has become an Acquiring Person, Rights that are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date acquired or beneficially owned by an Acquiring Person or an associate or affiliate of an Acquiring Person shall become void.

                 For example, at an exercise price of $10.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following the event set forth in the preceding paragraph would entitle its holder to purchase $20.00 worth of Common Stock (or other consideration, as noted above) for $10.00. Assuming that the Common Stock had a per share value of $5.00 at such time, the holder of each valid Right would be entitled to purchase 4 shares of Common Stock for $10.00.

                 In the event that, at any time after a person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's consolidated assets or earning power are sold to any person other than the Company or any of its wholly-owned subsidiaries, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise of the Right at the then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

                 For example, at an exercise price of $10.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase $20.00 worth of common stock of the acquiring company for $10.00. Assuming that the common stock of the acquiring company had a per share value of $5.00 at such time, the holder of each issued Right would be entitled to purchase 4 shares of the common stock of the acquiring company for $10.00.

                 At any time after any person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share (or other equivalent consideration) per Right (subject to adjustment).

                 The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of


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evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants.

                 With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Rights or Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                 The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring prior to the Distribution Date.

                 Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

                 At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right as adjusted (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time


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as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its affiliates and associates).

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Company because the Rights are redeemable under certain circumstances.

                 The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached as Exhibit 1 (and the Form of Certificate of Designation of the Series A Junior Participating Preferred Stock, the Form of Rights Certificate and Summary of Rights to Purchase Preferred Shares are attached to the Rights Agreement as Exhibits A, B and C respectively). The foregoing descriptions of the Rights do not purport to be complete and are qualified in their entirety by reference to such Exhibits.


Item 2.          Exhibits

         1. Rights Agreement, dated as of November 21, 1996, between Jan Bell Marketing, Inc. and SunTrust Bank, Atlanta, as Rights Agent, which includes, as Exhibit A thereto, the Form of Certificate of Designation of the Series A Junior Participating Preferred Stock, as Exhibit B thereto, the Form of Rights Certificate and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.


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                                  SIGNATURE


                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Jan Bell Marketing, Inc.
                               ------------------------------------
                                          (Registrant)


                       By:     /s/ David P. Boudreau
                               ------------------------------------
                       Name:     David P. Boudreau
                       Title:    Senior Vice President of
                                 Finance and Treasurer


Date: December 2, 1996


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                                Exhibit Index

Exhibit
Number                                    Description
------                                    -----------
         1.
                 Rights Agreement, dated as of November 21, 1996, between Jan Bell Marketing,
                 Inc. and SunTrust Bank, Atlanta, as Rights Agent, which includes, as Exhibit A thereto, the Form of Certificate of Designation of the Series A Junior Participating
                 Preferred Stock, as Exhibit B thereto, the Form of Rights Certificate and as
                 Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.


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